Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (Form S-3) of Autobytel, Inc. of our report dated February 20, 2014, with respect to the consolidated financial statements and schedule of Autobytel, Inc. which report appears in the Annual Report (Form 10-K) of Autobytel, Inc. for the year ended December 31, 2013 (and expresses an unqualified opinion and includes an explanatory paragraph relating to the reversal of the valuation allowance recorded for deferred tax assets totaling $37.5 million as of December 31, 2013), and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Los Angeles, California
February 27, 2014